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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F [X]                           Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes [ ]                                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

CEZ GROUP BRIEF REPORT ON OPERATIONAL, ECONOMIC
AND FINANCIAL RESULTS FOR THE YEAR 2005
PRELIMINARY, CONSOLIDATED, NON-AUDITED RESULTS IN ACCORDANCE
WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

MAIN FEATURES

o Net income grew 56.3% to CZK 22.3 billion (up CZK 8.0 billion), thanks in part to the acquisitions of Severoceske doly a.s. (which contributed CZK
     1.7 billion to the bottom line) and Electrica Oltenia (whose negative goodwill write-off improved CEZ Group net income by another CZK 1.7 billion).
o    EBIT was up 48.7% (CZK 9.6 billion) year-on-year to CZK 29.4 billion, CZK
     2.1 billion of which can be attributed to Severoceske doly a. s.
o CEZ, a. s. qualified as one of the five finalists in the privatization of Electrica Muntenia Sud S.A.
o An agreement to purchase majority stakes in the Polish power companies Elcho (89% stake) and Skawina (75% stake) from U.S.-based PSEG Global was signed in January 2006. These acquisition targets represent total installed generating capacity of 810 MW (220 MW + 590 MW).
o On 22 February 2006, the Bulgarian privatization agency invited CEZ, a. s. to enter into exclusive negotiations on the purchase of the Varna Power Station. Exclusive negotiating status was granted for a period of 60 days.
o The shares of CEZ, a. s. gained 116.1% on the Prague Stock Exchange in 2005 (going from CZK 341 to CZK 736 per share), and their closing price on March 17 was CZK 819.
o On 15 March 2006, CEZ, a. s. bid in a tender for a 90% equity stake in the distribution company A.D. Elektrostopanstvo na Makedonia (AD ESM).

                                                        2005                 2004           Index     Index
                                                  ----------------    -----------------     05/04     05/04
                                                   CZK m     GWh       CZK m       GWh      (CZX)     (GWh)
-----------------------------------------------   -------   ------    --------   -------   -------   ------

Revenues                                          125,083              102,670               121.8%
  Sales of electricity                            115,949    74,432     92,183    67,662     125.8%   110.0%
    End-user sales                                 43,747    39,966     26,748    31,670     163.6%   126.2%
    Sales to distribution companies                16,790    16,089     13,542    14,866     124.0%   108.2%
    Domestic traders, market operator, other*      13,260    10,195     10,115     8,183     131.1%   124.6%
    Export                                          8,257     8,183     10,309    12,943      80.1%    63.2%
    Change of FV of derivatives - sale of            -576                    0
     electricity
    Ancillary and distribution services            34,471               31,470               109.5%
  Heat sales, sale of coal and other revenues       9,134               10,487                87.1%
                                                  -------              -------             -------
Operating expenses                                 95,663               82,885               115.4%
  Fuel                                              9,010                9,305                96.8%
  Purchased power and related services             37,474               26,519               141.3%
   of which, e.g.: Purchased electricity           26,109    25,123     14,472    14,121     180.4%   177.9%
  Depreciation and amortization                    20,737               19,842               104.5%
Operating income (EBIT)                            29,420               19,785               148.7%
EBITDA                                             50,157               39,627               126.6%
Other expenses (+) and revenues (-)                 2,097                1,284               163.3%
Income before income taxes (EBT)                   27,323               18,501               147.7%
Income taxes                                        5,025                4,233               118.7%
Net income                                         22,298               14,268               156.3%
  Net income attributable to equity holders of     21,452               13,213               162.4%
   the parent
  Net income attributable to minority interests       846                1,055                80.2%

                                                                                                     Index
                                                    Unit                2005                2004     05/04
-----------------------------------------------   -------             --------             -------   ------
Price earnings ration (P/E)                             1                 20.0                15.3    130.9%
Return on equity (ROE) net                              %                 12.3                 7.9    155.5%
Return on invested capital (ROIC)                       %                  7.9                 5.8    136.2%
EBITDA margin                                           %                 40.1                38.6    103.9%
EBIT margin                                             %                 23.5                19.3    122.0%
Total indebtedness (provisions excluded)                %                 27.5                28.8     95.6%
Long-term indebtedness                                  %                 14.1                17.7     79.3%

* of which, earmarked for export: 6,703 GWh in 2005 and 5,885 GWh in 2004

The data for 2005 and 2004 in the table above are presented in conformity with the principle of pooling of interests. Since both CEZ, a. s. and Severoceske doly a. s. were controlled by the Czech National Property Fund, the consolidated results for 2005 and 2004 are presented as if CEZ, a. s. had controlled Severoceske doly a.s and its subsidiaries in both years.
At the end of December 2005, CEZ Group consisted of 36 fully consolidated companies and 5 companies consolidated by the equity method. The consolidated group increased mainly by the inclusion of three Bulgarian electricity distribution companies at the beginning of the year. Romania-based Electrica Oltenia S.A. was acquired in the fourth quarter and was consolidated only for this period of 2005.

REVENUES, EXPENSES, INCOME

Electricity sales increased by 25.8%, driven mainly by end-user sales, which were up by CZK 17.0 bn. Of this amount, the Bulgarian distribution companies contributed CZK 11.8 bn and the Romanian company Electrica Oltenia CZK 2.6 bn. External sales of coal totaled CZK 2.7 bn, down by 8.2% from the previous year. At least 78% of the coal produced by CEZ Group member Severoceske doly a.s. in 2005 was consumed by CEZ Group power plants.

EBIT was up for the year (by 48.7%) thanks to higher electricity prices in both the Czech Republic domestic market and Central European export markets. The Bulgarian and Romanian CEZ Group members contributed CZK 803 million and CZK 70 million, respectively, to the EBIT figure. In Central Europe, the impact of higher electricity prices outweighed lower sales volumes by 3.1%. Electricity export revenues, including proprietary trading outside of the Czech Republic, were down by 19.9% (CZK 2.1 bn) but volumes decreased at a much higher rate (by 36.8%), due in part to higher export through domestic traders. Ancillary and distribution services revenues were up CZK 3.0 bn (9.5%).

Expenses rose by CZK 12.8 bn (15.4%). The main factors driving the increase were higher purchases of power and related services (up CZK 11.0 bn) and personnel expenditures (up CZK 2.1 bn, or 18.1%), corresponding to the growing number of CEZ Group employees. Another significant factor was CO2 permit arbitrage, allowing optimization of electricity generation and generating CZK 1.1 bn in net sales. There was also a CZK 0.3 billion (3.2%) reduction in fuel expenses, which is attributable to lower electricity production in nuclear power plants reducing nuclear fuel consumption. The higher power purchases already mentioned above were reduced by a CZK 0.8 billion change in the real value of derivatives related to purchases of electricity. Also reduced were repairs and maintenance expenses (by CZK 0.6 bn, or 13.2%) as well as material costs (down CZK 0.6 billion, or 13.1%). Other operating expenses rose by CZK 1.5 bn, due especially to other services expenses (up CZK 1.2 billion).

In the finance area, the CZK 0.8 billion year-on-year increase in expenses was primarily due to lower interest income (CZK 0.3 bn), lower revenues from securities and shares sold (CZK 0.5 bn), lower income from associates (CZK 0.6 bn) and a loss on sales of subsidiaries and associates (CZK 0.2 bn). Higher foreign exchange rate losses (CZK 2.0 bn) were largely off-set by financial derivatives (CZK 1.8 bn). A negative goodwill write-off (see next paragraph) had a positive impact on income (CZK 1.7 bn).
Net income of CEZ Group rose by 56.3% to CZK 22.3 bn, thanks in part to the acquisitions of Severoceske doly a.s. (which contributed CZK 1.7 billion to the bottom line) and Electrica Oltenia (whose negative goodwill write-off improved CEZ Group net income by CZK 1.7 billion). Net income attributable to the parent company's shareholders increased by CZK 8.2 bn (62.4%), while net profit attributable to minority shareholders decreased by CZK 0.2 bn due to CEZ, a. s. increasing its stakes in its subsidiaries.

THE NUMBER OF EMPLOYEES of CEZ Group (fully consolidated 36 companies) reached 29,905, a year-on-year increase of 7,137 persons (31.3%). This growth corresponded to the acquisition of Bulgarian and Romanian companies (which added 4,693 and 2,969 employees, respectively). Central European companies reported a net decrease of 525 employees for the year. In accordance with the pooling of interests principle, Severoceske doly a.s. was treated as if it had been a member of CEZ Group in both 2004 and 2005.

SALES OF ELECTRICITY

Overall, 2005 CEZ Group sales volume was 74.4 TWh, of which Czech companies accounted for 65.5 TWh (including exports), Bulgarian companies 7.9 TWh, and Romanian (fourth quarter only) 1.0 TWh.

CZECH REPUBLIC

CZECH REPUBLIC ELECTRICITY DEMAND for the entire year 2005 was 57.7 TWh, which corresponds to year-on-year growth of 1.3 TWh (2.3%). CEZ GROUP SHARE IN FINAL CONSUMPTION fell 2.2% to 54.7% due to a change in classification of our customers.

Czech CEZ Group members sold 65.5 TWh of electricity, 57.4 TWh in the Czech market and 8.1 TWh for export. The new opportunity of arbitrage between generation/sales of electricity and the sale of CO2 emissions permits had a significant impact. Total sales were down by 2.1 TWh (5.0%) from 2004. Of the decline, 4.8 TWh was attributable to lower exports while sales in the Czech market rose by 2.6 TWh (4.8%).

Electricity generation volume in 2005 reached a total of 60.0 TWh, which is down
2.1 TWh (3.4%) year-on-year. Mainly as a result of lower availability of Temelin Nuclear Power Station, nuclear power plants generated 24.7 TWh (41.2% of total generation), or 1.6 TWh less than in 2004. Overall output of fossil power stations, at 33.1 TWh (55.2% of total generation), was down by 0.9 TWh. Generation in hydro power plants grew by 0.4 TWh to 2.2 TWh (3.6% of total generation). Besides CO2 permit arbitrage, lower power station availability is the principal reason for the decrease in generation.

BULGARIA

In the year 2005, the three Bulgarian distribution companies belonging to CEZ Group sold an aggregate total of 7,937 GWh of electricity, contributing CZK 11.8 bn to revenues.

ROMANIA

The Romanian distribution company Electrica Oltenia SA sold 4,170 GWh of electricity in 2005, generating CZK 10.3 bn in revenues. Only the results for the fourth quarter were consolidated, however (953 GWh of electricity sold, contributing CZK 2.6 bn to Group revenues).

INVESTMENT PROGRAM

Additions to property, plant and equipment in 2005 totalled CZK 15.7 billion, down CZK 1.3 bn (7.4%). In Dukovany, construction of a spent nuclear fuel storage facility was completed. At Temelin Nuclear Power Station, authorities issued a positive use permit decision on Unit 1 on 15 December 2005. Use permit proceedings on Unit 2 will take place in 2006. In November 2005 a business plan for a new 660 MW generating unit at the Ledvice Power Station was approved with commissioning planned for late 2011. February 2006 saw the approval of a business plan for a comprehensive upgrade of the Prunerov II Power Station (4 x 200 MW), to follow directly after completion of the comprehensive upgrade of Tusimice II.

Distribution companies invested in the distribution grid (building substations, renovation of voltage lines and cables, and installing electric metering devices). The main purposes for such investments were to reduce transmission and trade losses, increase the security of power supply, and connect new customers to grid. At Severoceske doly a.s., the capacity of a sewage treatment plant was increased and a new digging-wheel excavator was assembled.

FINANCING

NET CASH PROVIDED BY OPERATING ACTIVITIES reached CZK 43.9 billion for an increase of CZK 7.3 billion (19.8%) compared to 2004. Contributing to the rise were, in particular, income before taxes (up CZK 8.8 billion), foreign exchange rate losses/gains (up CZK 2.0 bn) and fixed asset retirements (up CZK 1.3 bn), while income taxes paid contributed CZK 1.0 bn. Negative factors included a CZK
6.2 billion change in the balance of assets and liabilities (receivables and other current assets in particular) and provisions for doubtful accounts, environmental claims and other adjustments (down CZK 0.9 bn).

Total cash used in INVESTING ACTIVITIES (CZK 24.0 billion) was down year-on-year by CZK 6.5 billion (21.4%). The principal capital outlays went on property, plant and equipment (CZK 15.7 bn) and acquisitions of subsidiaries and associates (CZK 12.3 bn).

Net cash flow from FINANCING ACTIVITIES was an outflow of CZK 11.9 bn, compared to an outflouw of CZK 1.9 bn in 2004. The main reason was a CZK 14.5 bn year-on-year decrease in proceeds from borrowings, while payments of borrowings decreased by only CZK 6.1 bn. Dividends paid increased y-o-y by CZK 0.8 bn to CZK 7.0 bn.

CEZ, A. S. RATINGS:
Standard & Poor's: "BBB+" with positive outlook (increase from stable outlook as of May 2005) Moody's: "A2" with stable outlook (up from "A3" as of September
2005)

OTHER INFORMATION

o As of 1 January 2006, the Czech Republic electricity market was completely opened to competition, with all final customers including households now eligible to choose their supplier.
o On 11 January 2006, CEZ, a. s. made its first trades in CO2 emissions permits on the ECX exchange in Amsterdam.
o On 31 January 2006, CEZ, a. s. submitted a binding bid to purchase a stake in Electrica Muntenia Sud S.A. and as of 7 March 2006 CEZ, a. s. qualified as one of five finalists in the privatization of Electrica Muntenia Sud S.A.
o On 8 February 2006, CEZ, a. s. opened a commercial representation office in Slovakia, with the objective of developing CEZ Group's commercial relationships in the Slovak market.
o Based on a post-acquisition audit, CEZ, a. s. paid an additional EUR 15.5 million for Electrica Oltenia S.A.. This is the last payment under the privatization agreement and represents CEZ's share in the increase in net assets. This brings the total amount paid by CEZ, a. s. for Electrica Oltenia S. A. to EUR 166.5 million.
o On 14 February 2006, the Securities Commission approved the squeeze-out of minority shareholders from Severoceske doly a.s. by CEZ, a. s.
o On 26 January 2006, Zdenek Hruby became the new Chairman of the Supervisory Board and Jiri Havel, who resigned from the Supervisory Board, was replaced by Zdenek Trojan.
o Daniel Benes and Tomas Pleskac joined the Board of Directors of CEZ, a. s. to replace outgoing members Petr Voboril and Radomir Lasak. Board member Jire Borovec was elected Vice Chairman of the Board of Directors.
o On 15 March 2006, CEZ, a. s. bid in a tender for a 90% equity stake in the distribution company A.D. Elektrostopanstvo na Makedonia (AD ESM).

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         CEZ, a. s.
                                                         -----------------------
                                                         (Registrant)

Date: March 21, 2006


                                                         By: /s/ Libuse Latalova
                                                             -------------------
                                                             Libuse Latalova
                                                             Head of Finance
                                                             Administration